Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960

July 22, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Amendment No. 2 to Form 8-K Filed May 31, 2011
Form 10-K for the fiscal year ended June 30, 2010
Filed October 13, 2010
File No. 000-52346

Dear Ladies and Gentlemen:

On behalf of TODA International Holdings Inc. (the “Company”), we respond as follows to the comment letter dated June 16, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 8-K, as amended (the “Form 8-K”).  A copy of the Form 8-K, and related exhibits, has been marked to note the changes from the original filing made with the Commission (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Form 8-K filed May 31, 2011

Item 1.01 Entry Into a Material Definitive Agreement, page 1

1.
We note your response to comment two in our letter dated April 29, 2011, but we cannot locate the filed exhibit.  We re-issue the comment.  We note the share purchase agreement between Nautilus and Mid-Ocean, as mentioned in the first paragraph of this section.  Please file this agreement as an exhibit.

Securities and Exchange Commission
July 22, 2011	Page 2

Exhibit 2.2 to Amendment No. 2 was inadvertently left out of the Company’s prior filing.  It is included as an exhibit to the current Amendment No. 3 to the Form 8-K.

2.
We re-issue comment three in our letter dated April 29, 2011.  We note the disclosure on page two regarding the amount of ordinary shares that will be outstanding following the consummation of the share consolidation and the automatic conversion of the preference shares.  We note that the consolidation would only appear to apply to the ordinary shares currently outstanding and that the consolidation does not appear to be reflected in the preference share conversion.  Therefore, it would appear that after the consolidation and conversion, the shareholder who owned the preference shares would control a greater percentage of the voting securities than the current ownership.  Please clearly disclose.  Your own calculations in your response to comment three lend further support to this comment, as Mr. Zheng is currently listed as owning 23.19% of the voting power but after the consolidation and conversion he will own 37.64%.

The Company has revised the first bullet point on page 1 to clearly disclose that Mr. Zheng’s voting power will increase following the share consolidation and conversion of his preference shares into ordinary shares.  This bullet now reads in full as follows (new language italicized):

In connection with the share exchange, the Company issued an aggregate of 32,839,910 ordinary shares and 104,571.95 preference shares to Victor Score shareholders.  Mr. Chuan-Tao Zheng exchanged 19,453.69 shares of Victor Score for 104,571.95 preference shares, or 23.19% of the current voting power, of the Company.  Each preference share has the voting power of 100 ordinary shares and shall be automatically convertible into 100 ordinary shares of the Company upon receipt of the approval by the Company shareholders of a proposed increase in the number of authorized ordinary shares from 39,062,500 shares to 100,000,000 shares, and the remaining 35 shareholders of Victor Score exchanged their 30,546.31 shares of Victor Score for 32,839,910 ordinary shares of the Company. Upon effectiveness of the share exchange, the Company had 34,645,610 ordinary shares and 104,571.95 preference shares issued and outstanding. The Company expects to seek a shareholder vote to increase its authorized ordinary shares to 100 million shares, consolidate its outstanding ordinary shares on a one-for-two basis, and change its name to “TODA International Holdings Inc.” within the next 45 to 60 days.  Upon consummation of the share consolidation and automatic conversion of the 104,571.95 preference shares issued, Mr. Zheng will hold 10,457,195 ordinary shares, or 37.64% of the total voting power, of the Company.

3.
We re-issue comment five in our letter dated April 29, 2011.  Please disclose the material terms of the contractual agreements.  For example, disclose the amount of the loans, the amount and percent of shares pledged, and the purchase price under the equity interest purchase agreement.

The Company has revised the discussion on pages 4 and 5 to discuss the material terms of the VIE Agreements.

Description of Our Industry, page 6

4.
We note your response to comment seven in our letter dated April 29, 2011.  Please provide us with English translations of the source information you submitted attached to your letter of May 31, 2011.  In addition, as previously requested, please provide the source(s) of the information in this section.  Also, provide the source(s) of the information in the business section.

Securities and Exchange Commission
July 22, 2011	Page 3

The Company has provided English translations of the source information submitted with our response letter dated May 31, 2011.  Additionally, to the extent that the Company relied on written third party sources for information provided in the sections entitled “Description of Our Industry” and “Description of Our Business,” the sources are cited and source materials supplementally provided to the Staff as an attachment to this correspondence.

Description of Our Business, page 8

5.
We re-issue comment eight in our letter dated April 29, 2011.  Please include your response in the filing.  Also, please provide the source(s) of the information in your supplemental response and provide us supplementally with copies of these source materials.  Lastly, we note that the information in your response is from 2009.  Please explain how that information is applicable in determining your current market share.

The Company has revised the disclosure on page 9 to include the information previously provided included in our response to comment eight in the Staff’s April 29, 2011 letter.  Additionally, to the extent that the Company has relied on written sources, the relevant source material has been supplementally provided to the Staff.

6.
We re-issue comment nine in our letter dated April 29, 2011.  Please discuss in the filing the basis for or assumptions underlying your belief that you may achieve annual operating income and net profit growth of 30% over the next three years.  In particular we note that revenues decreased from the year ended December 31, 2009 compared to 2008.  We again direct you to Item 10(b) of Regulation S-K for the Commission policy on projections.  Please revise the disclosure accordingly.  We also note other projections, such as the disclosure on pages 16 and 17 relating to additional revenue and gross or net profit.  Lastly, please provide the source(s) of the information in your supplemental response and provide us supplementally with copies of these source materials.

The Company has revised the disclosure on page 9 to remove the statement that it may achieve annual operating income and net profit growth of 30% over the next three years.  However, we would advise the Staff that the decrease in the Company’s revenue 2009 vs. 2008 was primarily due to lower commodity prices in general brought about by the global financial turmoil of late 2008. The price for the Company’s composite bimetallic wire products is generally calculated by adding processing fees and a margin to the basic cost of raw materials (copper, aluminum and steel).  As a result lower raw material costs result in lower prices for these products.

7.	Please provide the basis for the disclosure on page nine that your entire CCS production process has a net environmental impact of zero.

The Company has revised its disclosure to clarify that the primary factor impacting the environment in the production of CCS has traditionally been the use of toxic substances to polish and weld the materials.  Since the Company’s processes do not use these substances, it believes that its environmental impact is minimal.

Securities and Exchange Commission
July 22, 2011	Page 4

8.
We re-issue comment 16 in our letter dated April 29, 2011.  We note the risk factor on page 22 regarding potential environmental liability.  Please revise to disclose the costs and effects of compliance with environmental laws.  See Item 101(h)(4)(xi) of Regulation S-K.

The Company has revised the disclosure on page 17 to disclose the costs and effects of compliance with environmental laws.

9.
We re-issue comment 17 in our letter dated April 29, 2011.  Please revise the “Description of Our Business” section to disclose the effect of existing or probable governmental regulations on your business.  See Item 101(h)(4)(ix) of Regulation S-K.

The Company has revised the disclosure on page 17 to disclose the effects of existing or probable governmental regulations on its business.

10.	Please provide the basis for the estimated market share in the competition discussion on page 11.

The Company has revised the disclosure on page 12 to clarify that the estimates set forth in the Competition section are “based solely on the experience of TOFA’s management, coupled with periodic discussions with industry experts.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 34

11.
We note your response to comment 22 in our letter dated April 29, 2011.  Please expand your disclosures to describe the risks and judgments associated with the consolidation of the variable interest entities, TOFA and Tongda, through the contractual agreements.  In addition, disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entities.  This information should be in sufficient detail to inform investors of the assets, operations, and cash flows that are not subject to involvement with the variable interest entities.

The Company has revised the disclosure on page 36 to address the risks and judgments associated with the consolidation of the VIEs.  Additionally, the Company has included the following statement in the “Company Overview” section of the MD&A:

We conduct no operations and have no assets exclusive of our control of TOFA and Tongda.

12.
We read your response to comment 39 in our letter dated April 29, 2011, and note you have two reportable segments.  Please explain why there is no cost of sales associated with related party sales and reconcile to amounts presented on statement of operations.  In addition, please expand your MD&A operating results discussion to include an analysis of each reportable segment.

Securities and Exchange Commission
July 22, 2011	Page 5

The Company has revised the disclosure in Note 18 to disclose the cost of sales associated with related party sales.  Additionally, the MD&A has been expanded to provide an analysis of each reportable segment.

Liquidity and Capital Resources, page 43

13.	We re-issue comment 24 in our letter dated April 29, 2011. Please disclose the material terms of the bank loans and file any material loan agreements as exhibits.

The Company has revised the disclosure on pages 46 and 47 to include tables setting forth the material terms of the bank loans.  The bank loans are short term financing that is repaid or renegotiated for periods less than one year.  As such, the Company does not believe that the loan agreements are material.  Therefore, they have not been filed.

14.	We re-issue comment 26 in our letter dated April 29, 2011. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each loan discussed.

The Company has revised the disclosure on page 51 to include a discussion of the material terms of the guarantees of certain related parties with respect to the bank loans.

Directors, Executive Officers, Promoters and Control Persons, page 52

15.
We partially re-issue comment 31 in our letter dated April 29, 2011.  Please revise the biographical information for Mr. Rozelle to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as a director, in light of your business and structure, as required by Item 401(e)(1) of Regulation S-K.

The Company has revised the biographical information for Mr. Rozelle to make it clear that he tendered his resignation from the Board of Directors on March 15, 2011, which was effective as of the 10th day following the mailing of an information statement on Schedule 14f-1.  Additionally, the language included in this section clearly sets forth Mr. Rozelle’s qualifications to serve as a director on any public board of directors, including the Company’s.

Please note that the effective date of Mr. Rozelle’s resignation was May 5, 2011.  The full text of Mr. Rozelle’s biography on page 53 is set forth below for the convenience of the Staff (new language italicized):

Mr. Rozelle is still a member of the Board of Directors, but tendered his resignation from the Board on March 15, 2011, effective as of the 10th day following the date we mail an information statement to our shareholders that complies with Rule 14f-1 promulgated under the Exchange Act.  Mr. Rozelle has been one of our directors since inception, and he served as our President and Chief Financial Officer from September 2006 until November 19, 2010. Mr. Rozelle is currently the President of Nautilus Global Partners, a limited liability company dedicated to facilitation of “going public” transactions for foreign and domestic operating companies on the public United States Exchanges. Prior to joining Nautilus in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley compliance consulting and other accounting related consulting services. Prior thereto, Mr. Rozelle worked with Momentum Equity Group, LLC and Momentum Bio Ventures as a Principal Analyst in the spring of 2002 and winter of 2003, respectively. At Momentum, Mr. Rozelle was responsible for financial modeling, due diligence, and preparation of investment summaries for client companies. Prior to joining Momentum, Mr. Rozelle was an associate with Barclays Capital in the Capital Markets Group, specializing in asset securitization. Prior thereto, he was the Assistant Vice President of Planning and Financial Analysis for a regional commercial bank and was responsible for all of the corporate financial modeling, risk analysis, mergers and acquisition evaluation, and corporate budgeting. Before his tenure in commercial banking, Mr. Rozelle served as a senior auditor with Arthur Andersen, where he was involved in a variety of filings with the SEC involving corporate mergers, spin-offs, public debt offerings, and annual reports. Mr. Rozelle holds a Bachelors of Business Administration degree from the University of Houston and a Masters of Business Administration degree from the Jesse H. Jones School of Management at Rice University.

Securities and Exchange Commission
July 22, 2011	Page 6

Absent the tendering of his resignation, the Company believes that Mr. Rozelle’s experience and expertise with Sarbanes-Oxley compliance and his financial background would make him a valuable addition to the Board as it grows as a public company, subject to the reporting requirements of the SEC.

Item 3.02 Unregistered Sales of Equity Securities

16.
We note your response to comment 32 in our letter dated April 29, 2011.  Please tell us your basis for your position that the information does not have to be disclosed in this filing, or please address the fact that a Form D related to the November 19, 2010 transaction was not filed and disclose the facts supporting your reliance on Rule 506.  The reverse merger Form 8-K reflects the information required by Form 10. Therefore, Item 701 of Regulation S-K requires disclosure of all recent sales of unregistered securities for the past three years. Please revise the disclosure accordingly.

The Company has reinserted a revised discussion of the November 19, 2010 transaction between the Company and each of Skyline and Dayspring.  Please be advised that the transaction was not an offering, but a privately negotiated transaction between the parties.  The Company relied, not on the safe harbor protection afforded by Rule 506, but on Section 4(2) of the Securities Act of 1933, as amended.  The prior disclosure in the original filing of the Form 8-K mistakenly referenced Rule 506.  The disclosure of the transaction on page 57 of the Form 8-K hereby reads in full as follows:

On November 19, 2010, we issued 1,666,800 Ordinary Shares to Skyline and Dayspring for an aggregate purchase price of $3,334. Skyline and Dayspring are affiliated with, and under common control of, Maxim. In connection with the consummation of this transaction Mr. Brenza, Managing Director of each of Maxim, Skyline, and Dayspring, was appointed Chief Executive Officer of Summit. Skyline and Dayspring are accredited investors.  There was no underwriter or placement agent in the transaction and the Company relied upon the exemption provided in Section 4(2) of the Securities Act.

Item 9.01 Financial Statement and Exhibits

17.
We re-issue comment 34 in our letter dated April 29, 2011.  Schedule 4.01(a) to Exhibit 2.1 appears to contain material terms of the share exchange and preference shares.  Please file exhibit 2.1 to include Schedule 4.01(a).

Securities and Exchange Commission
July 22, 2011	Page 7

The Company has refiled Exhibit 2.1 to include Schedule 4.01(a) as requested by the Staff.

18.	We partially re-issue comment 35 in our letter dated April 29, 2011, as it relates to exhibits 10.12, 10.13 and 10.14. Please file signed, complete versions of each exhibit.

The Company has refiled signed, complete versions of Exhibits 10.12 and 10.13. Exhibit 10.14, like Exhibit 10.15, is the form of standard labor contract used by TOFA for all employees.  As such, it is complete as filed.

19.
Furthermore, we note your response to comment 35 in our letter dated April 29, 2011, that “[c]ertain personal information about the TOFA and Tongda shareholders has been redacted.”  Please file complete, unredacted copies of the exhibits, or request confidential treatment of information that otherwise is required to be disclosed.  See Rule 24b-2 under the Securities Exchange Act of 1934.  Lastly, we note that exhibits 2 and 4 to exhibit 10.15 have been intentionally omitted.  Please clarify whether these were omitted in the agreement signed between the parties or whether these were omitted in the versions filed on Edgar.

With respect to the information that was redacted in the exhibits filed with the Exhibits filed on May 31, 2011, the Company respectfully advises the Staff that the only information that was redacted are the home addresses and phone numbers of the individual shareholders of TOFA and Tongda who is a party to the agreement and their Chinese governmental ID number (similar to a US Social Security number).  This information is not material to an investor’s understanding of the agreement and as such, the Company respectfully requests that they remain filed in their current, redacted state.

With respect to Exhibits 2 and 4 to Exhibit 10.15, the exhibits were intentionally omitted in the agreement signed between the parties.

20.
We note that exhibits 10.7 and 10.10 refer to a form attached to the agreement and exhibits 10.8 and 10.11 refer to the power of attorney attached to the agreement.  Please file these exhibits in their entirety.

The Company has refiled Exhibits 10.7, 10.8, 10.10 and 10.11 in their entirety as requested by the Staff.

Exhibit 99.1
Consolidated Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income

21.
We note your response to comment 37 in our letter dated April 29, 2011 regarding no costs associated with leasing sales as the technologies were developed internally and costs are included in operating expenses.  We continue to believe that all direct costs for leasing sales should be segregated and presented in cost of sales and not operating expenses.  Please revise, or explain how there can be no costs relating to leasing sales.

Securities and Exchange Commission
July 22, 2011	Page 8

The Company has revised the Consolidated Statements of Operations and Other Comprehensive Income to accurately reflect the costs associated with leasing sales.

Note 2. Summary of Significant Accounting Policies

22.
We note that you entered into a series of contractual agreements with TOFA and Tongda (VIEs) and its shareholders to transfer the economic interests to Dalian Xinding.  Please describe why your subsidiary Dalian Xinding entered into the contractual agreements rather than acquire a direct ownership interest in the VIEs.

The Company has revised the disclosure in Note 2. “Summary of Significant Accounting Policies:, paragraph (a) “Basis of Presentation” to add the following paragraph:

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”), and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”), which became effective on September 8, 2006. The New M&A Rule purports, among other things to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Based on our understanding of current PRC Laws, we believe that CSRC approval is not required in the context of this transaction, because (A) Dalian Xinding was incorporated by a foreign owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rule; and (B) there is no provision in the New M&A Rule that clearly classifies the contractual arrangements between Dalian Xinding and each of TOFA and Tongda as the  kind of transaction falling under the New M&A Rule. In order to avoid the complicated process to obtain the approval from CSRC, we entered into contractual agreements rather than acquire a direct ownership interest in the TOFA and Tongda.

(b) Consolidation of Variable Interest Entities

23.
Please expand your disclosures to satisfy the objectives set forth in ASC 810-10-50-2AA.  In this regard, disclose the significant judgments and assumptions made in determining whether to consolidate the VIEs; nature of restrictions on the VIE’s assets and carrying amounts of such assets; and how involvement with the VIEs affects your financial position, financial performance, and cash flows.

The Company has revised the disclosure in Note 2. “Summary of Significant Accounting Policies,” paragraph (b) “Consolidation of Variable Interest Entities” as requested by the Staff.

24.	Please disclose the duration of the terms of the agreements underlying the contractual agreements and how the contractual agreements renew.

The Company respectfully directs the Staff to the second paragraph following the flowchart showing the consolidation structure in Note 1. “Organization and principal activities” of Exhibit 99.1.  However, in the interest of clarity, the Company has added the following disclosure to Note 2. “Summary of Significant Accounting Policies”, paragraph (b) “Consolidation of Variable Interest Entities”:

Securities and Exchange Commission
July 22, 2011	Page 9

The VIE Agreements each have an initial term of 10 years and may only be extended upon the written agreement of Dalian Xinding.

25.	Please disclose how the contractual arrangements grant your subsidiary power to direct the activities that most significantly impact economic performance and the right to economic returns.

The Company has revised the disclosure to Note 2. “Summary of Significant Accounting Policies”, paragraph (b) “Consolidation of Variable Interest Entities” of Exhibit 99.1 to explain how the contractual arrangements between Dalian Xinding and the VIEs grant Dalian Xinding the power to direct the activities that most significantly impact the Company’s economic performance and right to economic returns.

26.
Please tell us and disclose how you considered risks to the enforceability of the contractual agreements in determining whether to consolidate the VIE.  In addition, disclose the potential consequences to your financial position, financial performance and cash flows related to each risk identified.

The Company has revised the disclosure in Note 2. “Summary of Significant Accounting Policies,” paragraph (b) “Consolidation of Variable Interest Entities” as requested by the Staff.

27.	Please tell us whether the Equity [Interest] Pledge Agreements have been registered with the applicable PRC government office and the impact to you if they have not been registered.

The Company has not yet caused the Equity Interest Pledge Agreements to be registered with the applicable PRC government office. According to Section 3.3 of the Equity Interest Pledge Agreements, effectiveness of the agreement and the underlying pledge of the equity are not impacted by the registration of the agreement.  Dalian Xinding may require the respective VIE to register the equity pledges at any time.

28.	Please provide the disclosures required by ASC 810-10-50-3.

The Company has revised the disclosure in Note 2. “Summary of Significant Accounting Policies,” paragraph (b) “Consolidation of Variable Interest Entities” as requested by the Staff.

(d) Revenue recognition, page 9

29.
We read your response to comment 41 in our letter dated April 29, 2011; however, we do not see where you have fully addressed our comment.  We therefore reissue the comment.  Please revise your disclosure to clarify how each of the SAB 104 criteria applies specifically to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated for product sales, leasing etc.)  In addition, describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Securities and Exchange Commission
July 22, 2011	Page 10

The Company has revised the disclosure to Note 2. “Summary of Significant Accounting Policies”, paragraph (d) “Revenue Recognition” as requested by the Staff.

30.
We read your response to comment 42 in our letter dated April 29, 2011 that customer deposits are included in accrued liabilities and other payables.  We note that accrued liabilities were $20,454 and zero at December 31, 2010 and December 31, 2009.  We also note the disclosure in Note 13 stating that accrued liabilities include accrued staff welfare and other payables.  Considering that TOFA normally receives a deposit of 30% of the contract value from its clients when the sales contract is entered, please explain why the balances are so low.  Please add clarifying disclosure in your revenue recognition policy on how you account for customer deposits and the timing between receiving the sales contract and delivery of the products.

The Company has deleted the following sentence from page 12 of the Form 8-K:

TOFA normally receives a deposit of 30% of the contract value from its client when the sales contract is entered into and the remainder is paid within 15 to 30 days after delivery of the final product to the customer.

This information was erroneously included in the original document.

31.
We read your response to comment 43 in our letter dated April 29, 2011; however, it does not appear you have addressed the comment.  We therefore reissue the comment.  Please revise to explain, in greater detail, the term “production technologies” and if they are sold separately from the wiring equipment, clarify the method used to determine sales price and disclose the estimates involved to determine these sales.

The Company has revised the disclosure to Note 2. “Summary of Significant Accounting Policies”, paragraph (d) “Revenue Recognition” to explain the term “production technologies” and to clarify the method used to determine the lease price and the estimates involved to determine the leases as requested by the Staff.

32.
We read your response to comment 44 in our letter dated April 29, 2011; however, it does not appear you have addressed the comment.  We therefore reissue the comment.  Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

Securities and Exchange Commission
July 22, 2011	Page 11

The Company has revised the disclosure to Note 2. “Summary of Significant Accounting Policies”, paragraph (d) “Revenue Recognition” to disclose its accounting policy relating to shipping and handling costs as requested by the Staff.

(o) Income taxes

33.
We read your response to our prior comment 45 stating that you have not provided for deferred income taxes since they do not exceed your materiality level of 5% of profit before tax.  However, SAB 99 specifically states registrants cannot rely exclusively on 5%, or any numerical threshold, to determine whether amounts or disclosures are material to financial statements.  Please refer to the discussion under the “Assessing Materiality” section in SAB 99 and revise to provide the applicable deferred taxes or provide a SAB 99 compliant analysis of the reasons for not recognizing deferred taxes.

The following is the SAB 99 materiality analysis of reason for not recognizing deferred taxes that was performed by the Company:

Quantitative Materiality Analysis

Statement of Operations

From a quantitative perspective, the impact for not recognizing deferred taxes in 2009 (there is no income taxes temporary differences in 2010 , was evaluated with regard to the following:

•	individual affected line items in the financial statements (income tax),
•	net income (loss), and
•	earnings per share (“EPS”),

(in $ )	Income Tax (Benefit) Expense		Net Income (Loss)		Earnings Per Share
	$	%	$	%	$
Balance after recognizing temporary differences	696,370		4,645,555		93

tax effect on temporary difference:
Total	(2,550)	-0.37%	2,550	0.054%	0.05

Balance as reported	693,820		4,648,105		93

The impact of the combined out of period adjustments increased tax income expenses by $2,550 or 0.37% and decreased net income by $2,550 or 0.054%. In dollar amounts and in percentage terms, the impacts were immaterial.

Securities and Exchange Commission
July 22, 2011	Page 12

The impact of the combined out of period adjustments did not change EPS.

Taking into account the low overall dollar and percentage amounts and when qualitative factors as set forth in SAB No. 99 were considered, management concluded that the impact of the non-provision of temporary difference on tax income in 2009 was not material. See section on “Qualitative Materiality Analysis” below.

“Analysis of Materiality — Qualitative”

Among other considerations that may well render material a quantitatively small misstatement of a financial statement item are:

Factor:	Evaluation:

1. Whether the non-provision for deferred taxes arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:	No estimate. Measurement relatively precise.

2. Whether the non-provision for deferred taxes masks a change in earnings or other trend:	No change in reported earnings trend.

3. Whether the non-provision for deferred taxes hides a failure to meet analysts’ consensus expectations for the enterprise:
No. We believe the impact of the non-provision for income taxes to net income and EPS is not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

4. Whether the non-provision for deferred taxes changes a loss into income or vice-versa:	No change of reported loss to income or vice-versa.

5. Whether the non-provision for deferred taxes concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operation or profitability:
No.

6. Whether the non-provision for deferred taxes affects the registrant’s compliance with regulatory requirements:	No. The out of period adjustments have no effect on the company’s compliance with regulatory requirements.

7. Whether the non-provision for deferred taxes affects the registrant’s compliance with loan covenants or other contractual requirements:	Historically, bank covenants were based on EBITDA, to which income taxes expenses would be added back.

Securities and Exchange Commission
July 22, 2011	Page 13

8. Whether the non-provision for deferred taxes has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation:
No. Any management bonuses (if earned) were not based on GAAP net income or loss, but were typically based on EBITDA.

9. Whether the non-provision for deferred taxes involves concealment of an unlawful transaction:	No.

The impact of the non-provision for deferred taxes is not material to any line item in the balance sheet.

CONCLUSION

Based on both the quantitative and qualitative analysis presented above, we conclude that the non-provision for deferred taxes not material to any single annual period (2009 in this case), nor is it cumulatively material to 2010.

12. Bank Loans

34.
We read your response to our prior comment 48, and we note that the terms of the Shenzhen Development Bank loan of $944,937 have been extended to May 2011.  Please tell us and revise to clarify whether it was further extended and the current status of this loan.

The Company has revised the disclosure in Note 12. “Bank Loans” to correctly reflect the terms of these loans.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.

COMMENT 4

Statement

A symposium on *Future of CCA Replacement of Copper Products* was held by International Copper Association (China) in Beijing, 2005. As the inventor of clad welding process, I was invited to the Symposium as specialist in the field. Attendees in the Symposium made predictions that as copper resources were depleted in the world wide as apposed to enormous demand of copper, the copper price would soar to a higher level and cause urgent need of partially or wholly replacing copper with aluminum. In recent years, composite bimetal products like CCA-related wires/bars, CCS wire ropes and CCS rods have far-reached applications in industries, particularly the power wire/cables sector, because of

- more sophisticated technology;
- wider applications of copper substitutes;
- increased demand;
- faster substituting speed; and
- stronger competitive strength.

For the abovementioned reasons, I believe in the next decades, demand of composite bimetal products will experience explosive growth and replace 25%~50% copper products in the market.

This is to certify that my foresaid prediction is made on basis of massive data collected in the Symposium.

Dai Yakang

戴雅康

Professor, Dalian Jiaotong University
Technical Advisor to Dalian TTOFF Group
Date: May 2011

Copper & Copper Alloy Semis Demand ('000 tonnes)

EUROPE

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Copper Wire	2095	2094	2193	2360	2251	2362	2370	2311	2429	2449	2420	2673	2754	2648	2085	
Copper RBS	125	116	113	117	98	100	107	96	101	100	96	91	88	93	72	
Copper PSS	356	334	365	366	370	384	350	344	359	375	357	384	354	313	245	
Copper Tube	514	526	506	508	507	527	493	489	488	512	472	491	415	399	320	
Total Copper	**3091**	**3070**	**3177**	**3351**	**3226**	**3373**	**3321**	**3239**	**3378**	**3436**	**3345**	**3640**	**3611**	**3453**	**2722**	
Alloy Wire	94	87	94	93	110	105	106	85	83	85	76	74	74	65	33	
Alloy RBS	1042	939	1078	1180	1117	1233	1084	1046	1004	1066	969	1089	961	854	614	
Alloy PSS	377	327	352	368	370	453	410	320	291	299	290	319	312	261	181	
Alloy Tube	121	93	99	102	97	102	91	78	75	93	85	101	102	93	62	
Total Alloy	**1634**	**1446**	**1624**	**1742**	**1693**	**1894**	**1690**	**1529**	**1453**	**1543**	**1419**	**1583**	**1450**	**1276**	**892**	
Grand Total	**4725**	**4516**	**4801**	**5093**	**4920**	**5267**	**5011**	**4764**	**4822**	**4995**	**4793**	**5246**	**5058**	**4721**	**3613**	

JAPAN

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Cu Wire Rod	-	-	-	893	839	830	741	688	681	712	741	746	778	698	530	
Copper RBS	45	47	49	40	29	34	35	32	32	35	34	32	32	33	25	
Copper PSS	196	187	197	172	179	210	173	189	199	218	215	232	228	224	150	
Copper Tube	187	195	174	148	159	171	152	133	138	143	135	145	137	127	97	
Total Copper	-	-	-	**1253**	**1206**	**1245**	**1100**	**1042**	**1049**	**1108**	**1125**	**1155**	**1176**	**1082**	**802**	
Alloy Wire	32	32	31	26	24	29	29	28	27	31	30	30	30	28	18	
Alloy RBS	299	295	295	238	252	284	252	227	237	239	224	240	216	198	141	
Alloy PSS	207	194	197	159	165	189	143	155	154	167	157	152	143	135	82	
Alloy Tube	23	21	20	18	14	13	12	11	9	10	9	11	11	12	10	
Total Alloy	**562**	**542**	**543**	**441**	**454**	**515**	**436**	**421**	**427**	**447**	**421**	**433**	**400**	**372**	**251**	
Grand Total	-	-	-	**1694**	**1660**	**1759**	**1536**	**1463**	**1476**	**1555**	**1545**	**1588**	**1576**	**1454**	**1054**	

USA

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Copper Wire	1605	1712	1889	2025	2092	2040	1788	1582	1703	1772	1604	1735	1644	1478	1115	
Copper RBS	91	85	93	92	108	147	111	85	67	115	116	117	121	104	82	
Copper PSS	189	201	212	227	253	291	233	205	190	221	212	219	197	152	116	
Copper Tube	510	574	567	592	603	620	592	589	587	621	626	560	512	450	347	
Total Copper	**2395**	**2572**	**2761**	**2936**	**3056**	**3098**	**2724**	**2459**	**2548**	**2728**	**2558**	**2631**	**2473**	**2183**	**1660**	
Alloy Wire	38	44	41	45	42	46	38	39	35	37	32	29	23	22	23	
Alloy RBS	435	433	482	472	489	493	373	388	358	386	358	353	298	275	179	
Alloy PSS	349	362	376	365	412	439	309	326	293	329	291	310	283	252	198	
Alloy Tube	41	33	38	41	37	38	33	34	29	32	28	24	21	20	13	
Total Alloy	**863**	**872**	**937**	**922**	**982**	**1016**	**753**	**784**	**716**	**784**	**709**	**716**	**626**	**569**	**413**	
Grand Total	**3257**	**3444**	**3698**	**3857**	**4039**	**4113**	**3478**	**3244**	**3264**	**3512**	**3267**	**3347**	**3099**	**2752**	**2073**

CHINA

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2
Copper Wire	-	-	-	-	-	1523	1724	2009	2374	2618	2763	3196	3652	4259	4749	5
Copper RBS	-	-	-	-	-	50	57	62	74	113	130	128	150	149	151	
Copper PSS	-	-	-	-	-	156	174	198	250	288	304	381	449	455	502	
Copper Tube	-	-	-	-	-	254	296	332	417	468	578	592	700	686	697	
Total Copper	-	-	-	-	-	**1984**	**2251**	**2601**	**3115**	**3487**	**3775**	**4343**	**4950**	**5548**	**6099**	**7**
Alloy Wire	-	-	-	-	-	82	95	114	138	155	168	187	230	249	238	
Alloy RBS	-	-	-	-	-	319	357	414	520	585	671	714	770	711	743	
Alloy PSS	-	-	-	-	-	301	340	412	523	567	643	710	774	732	715	
Alloy Tube	-	-	-	-	-	97	114	126	156	166	180	189	230	233	224	
Total Alloy	-	-	-	-	-	**799**	**906**	**1067**	**1337**	**1473**	**1662**	**1827**	**2023**	**1988**	**1943**	**2**
Grand Total	-	-	-	-	-	**2783**	**3157**	**3669**	**4452**	**4960**	**5437**	**6170**	**6973**	**7536**	**8042**	**9**

Source : http://www.coppercouncil.org/html/GenStats/gssemid.htm

Liaoning Government Work Report 2011 (Full Text)
Liaoning Daily, 13:20 Jan 27th 2011

Fellow Deputies,

On behalf of Liaoning Provincial Government, I hereby present you the government work report for your deliberation and approval.

I. 11th Five-Year Review and 2010 Summary

With state government's unfailing support, we've accomplished each and all the tasks specified in the 11th Five-Year Plan.

During the period of executing the 11th Five-Year Plan, Liaoning region has accomplished annual GDP growth rate 14% up to 1.82 trillion, more than doubling the output of year 2005. Its GDP tops No.7 in the nation wide. Its government budget increased 24.3% to 200.48billion in 2010, tripling the figure of year 2005. Fixed assets investment experiences annual growth 30.5% totaling 5.1trillion, 4.2 times larger than that in the 10th Five-Year period. Foreign investment in actual use is increased by 42% up to 63.3billion U.S. dollars, 2.9 times greater than that in the 10th Five-Year period. For urban residents' personal income, it experiences 11.4% growth rate well beyond national average level, lifting its rank from 15th place up to the ninth compared with other Chinese provinces. Its peasants' personal income is increased 9.3%, with 989 rmb beyond the national average level.

For the last five years, Liaoning witnesses a faster social-economic development and a society benefiting from such growth. Its fourteen sub-layer cities have turned heir unfavorable circumstances around in aspects of urban development, rural economy and service sector.

After years of working experience and profound understanding of regional situations, Liaoning government focuses on three big regional development strategies that cover coastal area belt (now supported by the Central Government) and Shenyang Economic Zone (now approved as National Reform Pilot Area for New Industry and Facilities).

Fellow deputies, we've obtained the goals made in the Third Session of the Eleventh Provincial People's Congress. It's a new chapter for age-old industrial Liaoning to grow anew!

Based on preliminary calculation, Liaoning's GDP is increased by 14.1%, general budget 26%, fixed investment 30.5%, retail consumer goods 18.6%, personal income of urban residents 9.3%, personal income of peasants 11.5%. Particularly, our budget revenue increased by 200% within three years is quite a phenomenon in China, reflecting our inner power and fruitful results. We have reasons to believe that year 2010 is a harvest year for Liaoning.

(i) Great Breakthrough of Three Regional Development Strategies

Portal cities and industrial parks are two main forms for economic outburst. Our accomplishments include that

- Dalian Northeast Asian International Shipping Center is newly progressed;
- 76 portal projects is under construction, expecting additional 80million tons of handling capacity,
- 42 industrial parks specially supported by government are undergoing robust development;
- Changxin Island Portal Industrial Park and Jinzhou Developmental Zone are now

upgraded to national level.

- Liaohe Bridge is finally constructed and put into use.

Shenyang Economic Zone is approved as National Reform Pilot Area for New Industry and Facilities. Thirty eight new cities including Shenfu, Tanggang, Shenxi, Beihai, Hedong, Tieling and Shenzhang are under constructions. Five industrial belts and ten clusters are also constructed as a fast speed.

As to less developed Northwest Liaoning, great effort has been extended to aspects of ecological system, infrastructures, industrial clusters, and agriculture-industrialization. In Chaoyang city, a Million-Acre Green House project is under execution. Work in other three Northwestern cities is developed smoothly as well.

Guided by these three regional strategies, fresh investment opportunities emerged. Foreign direct investment is increased by 34.4% up to 20.75billion U.S. dollars, domestic investment volume 410 billion rmb. Total volume of export and import is increased by 28.2%, and export volume 28.9%.

Up to date, Liaoning's advantages of rich opportunities and low operating cost have attracted investors both from home and abroad.

(ii) Update of Industrial Structure

Liaoning kicked off five company-related programs regarding self-improvement, project, merger and acquisition, industrial clusters, and energy-saving. As a result, added value of companies with economic scale is increased by 17.8%, realizing billions of profits.

Industrial clusters program unveils a new picture of integrating services like R&D, design, training and test for public convenience. Up to date, there are thirty three clusters with billions of revenues. Outcomes of saving land, integrating resources and upgrading industrial structure combines to boost the benign development.

Government has given unfailing support to a list of important companies. Companies like Dalian Intel, Anling Steel (Anyang) and Huajin Group have been put into production. And projects like Michelin (Sheyang), Mercedes-Benz (Shenyang), Dalian Hengli Petrochemical Group, Fuxin Coal-Produced Nature Gas are under construction.

For the purpose of improving technical innovation, 208 oversea research teams are introduced and fifty high-tech enterprises are acquired. Added value of high-tech products is increased by 26.4%. Yingkou and Liaoyang High-tech Zone are upgraded to national level. And private sector realizes a growth rate 23%, representing 60.5% of total economic volume.

(iii) New Chapter of Township and Urban Economies

We've exceeded what economic plan requires in connection with township economy. For forty four cities and towns, their regional GDP grows at a rate of 23%, general budget revenue 44% up to 49.2 billion rmb. Donggang and Kaiyuan become another two TOP 100 Chinese Towns, in addition to five other towns in Liaoning Province.

In term of agriculture, gains output is weighed 35.3billion Jin (1Jin = 0.5kg), meat/egg/milk 8.51million tons, aquatic food 5.75million tons and peanuts 5million tons. There is, under new operation, 1.5million Mu land, 3000 fowl cultivation bases and 1000 agricultural companies.

Government policy is cored by adjusting regional plans and power decentralization, thus stimulating economic vigor. For all 56 cities and regions, GDP is increased by 17% and financial budget revenue 24% up to 91.1 billion rmb.

In term of service sector, government goal is to improve industrial growth. Its added value grows by 12.2% up to 67.75 billion rmb. Favorable financial environment leads to a growth of loans 314 billion and fifteen newly listed companies that have raised 36.2 billion. We have 41 township banks, the largest number across China. Great support to key-note tourism to beach/village/spring also generates revenue growth 20.7%. For real estate industry, it is developing at a stable pace, with 31% higher in investment and 15% in sales.

(iv) Infrastructure and Eco-system

Satisfied results are attributed to the establishment of infrastructure and eco-system:

- Harbin – Dalian passenger railway completes the phases of laying rails.
- Panjin – Yingkou, Shenyang – Dandong, and Dandong – Dalian passenger railways are under construction.
- Shenyang subway Line No.1 is put into operation.
- Dalian subway is under construction.
- Highways connecting Fushun and Meihekou, Chaoyang and Chifeng, and Changxing Island and Shugang Port are finally completed and put into use.
- Total mileage of highways within Liaoning Province exceeds 3000kilometers.
- Dahuofang Water Reservoir II Phase is formally working.
- Jinling and Qingshang water reservoirs are under constructions.
- 233 risky/damaged reservoirs are repaired and reinforced.
- Power projects like Suizhong Power Plant II Phase and Hulun Buir – Liaoning 500kv Power Transit Project are constructed and put into operation.
- 99 sewage treatment plants are under operations.
- Coal-driven generators beyond 300megawatts are modified for desulfurization function.
- 30 household garbage treatment plants are finally constructed.
- Energy saving target specified in the 11th Five-Year Plan is fulfilled.
- Liaohe River and Linghe River are approved as conversation zones and competent authorities are formed for restoration and control. Water from trunk and branches of Liaohe River are required to reach V Category.
- Capital for restoring forests is increased by 140%, and 5.4million Mu land is reforested.

Environment in Liaoning is constantly changing for better. Our home land will surely be better.

(V) Projects for Public Well-being

We've provided numerous projects for public well-beings as follow:

- 1,156,000 people are recorded to be employed. Each household shall have at least one employed member.
- 216,000 rural labors successfully transit their jobs. Urban unemployment rate is 3.7%.
- Pension for company retirees is increased by 122 rmb.
- Minimum allowance is monthly 282 for citizens and annually 1744 for rural residents.
- Relief for disadvantaged groups is increased by 16%.
- 336,000 rural residents beyond 60 years old receives pension on a monthly basis.
- 1,500,000 urban retirees in poverty are covered with medical care. Each rural resident enjoys medical care with 120rmb governmental subsidies.
- There are 23 newly-built patient care centers in rural areas.
- 5000 impoverished cataract patient received eye surgeries for free.

- 406 poverty-stricken kids with congenital heart disease received surgeries for free.
- 164 boarding schools to provide free nine-year education are established and furnished in rural areas.
- 66,000 poor kids received stationeries for free.
- 41 nursing houses, 338 rural cultural centers and 5962 book stores are newly built.
- 2700 locations are provided with safe drinking water that benefits 1,550,000 peasants.
- 78,000 households are provided with low-rent apartments, and 60,000 households with economically affordable apartments.
- 5,080,000 square shanty area is renovated.
- Economic rewards for non-profit tasks are widely developed at rural area level.
- 100 villages complete reforms.
- 400 villages including 3000 households are lifted from poverty line. Impoverished population is decreased by 532,000 annually. 6,687 disaster-hit peasants are supported to rebuild their houses.
- CPI is increased up to 3%, lower than national level.

(VI) Social Undertakings and Democratic Establishment

- Baiye Stadium is established to hold the 12th National Games, and construction of Dahunnan district kicks off as well.
- 13 higher education institutions are devised to introduce corporate philosophy and attract talents.
- Work is smoothly performed in connection with state policy of trial pharmaceutical mechanism and public hospital reform in Anshan.
- Basic health care system is improved to cover a wider range of beneficiaries.
- Cultural houses, libraries, documentary exhibitions, museums and educational houses are set up or under constructions.
- Broadcast, media and press are integrated into one system.
- Government accomplished restoration task in Anxian Town, and started relief work in Tacheng area, earthquake-stricken Yushu, and mudslide-hit Zhouqu.
- Government accepts Provincial CPC and standing committee's supervision on its work and fully executes the resolutions and decisions thereof. On a regular basis, it presents its work to CPC standing committee and to Liaoning CPCC for its review.
- Government has settled 555 proposals filed by state/province CPC deputies, and 522 proposals by CPCC standing committees.
- Government extends its effort to build an open authority. It submitted 20 local regulations to CPC for review, deleted 207 government rules, and settled 170 cases of administrative reexamination.
- Social stabilization, safety production and safety on food and drugs are also the focus of government. It strives to establish responding procedures and a sophisticated security control system. And the working result is highly effective.
- Work on flood prevention is fruitful as there is no flood-related disaster.
- Family planning policy is executed in a balanced way. We've completed the sixth nationwide census.
- Work related to national defense is remarkable.

- There is great improvement in work related to national security, statistics, quality supervision, religion, foreign affairs, Chinese foreigners affairs, international trades, exchange with Taiwan, meteorological work, mapping, intellectual property, agricultures, old people, disabled people, women and kids, documentaries, chorography, literatures and histories, and others.

Fellow deputies, all those great achievements are attributed to government and all people's hard work. But there are still some problems to be solved, e.g. unreasonable structure, lower GDP compared with some developed provinces, lack of indigenous invocations and environment-resource contradiction. That's what our government aims to solve in the future.

II. 12th Five Year Plan and 2011 Work

In the 12th Five Year Plan, our social-economic goals are GDP growth rate 11%, general budget revenue 15%, fixed asset investment 15%, foreign direct investment 15%, export 15%, personal income (urban residents) 11%, personal income (rural residents)10%, unemployment 4%, and state policy on energy saving.

This is an economically fast growing period. Liaoning has upswing in macro economy and constantly narrows down its GDP gap with developed provinces in China. But if we can keep developmental speed and input more effort to bringing out good results, Liaoning will become developed province as others in eastern China.

Three regions, including coastal areas, Shenyang and northwestern Liaoning, will also gain momentum to develop. It's preliminarily planned that coastal areas categorized into three belts – industry, city and tourism – will produce enormous growing opportunities. This move is supplemented with the establishment of Northeast Asia Shipping Center and Liaoning's marine strategies. For Shenyang, the solution is to form an urban cluster housing eight cities for common development. And northwestern Liaoning shall emerge as a new market to catch up with average living standards in Liaoning.

Industrial structure will experience reform. Reforms are introduced to (1) rural countries that urbanization rate will reach 70% or so, (2) economic sectors, which will be cored by tech-innovations and will be refined, strengthened and expanded, (3) specific industries, where new industry shall be supported, traditional one upgraded, and out-of-date one ruled out, (4) investment – consumption structure, which two economy-driving factors shall be well balanced.

The volume of infrastructures under construction will reach its high. We plan to establish a modern transportation network incorporating marine, land and aviation elements, including constructions of 3,988 kilometers railways (which doubles existing railway length), six airports, ten ports (among which Panjin Port and three other ports are expect to handle billions of tons), three pivotal areas, Jinling Reservoir, Qingshan Reservoir, and Houshan Reservoir. In addition, we will gradually develop power projects generated from nuclear, wind power and photovoltaic, in order to secure safe, clean and economic energies.

During the 12th Five-Year Plan period, eco-system will receive environmental restoration as supported by our Four-Year Green Liaoning Policy. Forests are expected to cover no less than 42% of Liaoning land, and greening rate 48%. Rivers are also the focus. We will further sophisticate the ecological recovery system and promote low-carbon economic model.

Regimes of administration, finance, tax and social undertakings will be improved in an overall level. Government supports (1) M &A between Anshan Steels, Benxi Steels, Fushun New Steels and other enterprises, (2) growth of private sectors, and (3) an open strategy with foreign investment. Government will also provide appropriate solutions to any age-old problems arising from collective economy.

People's living standards will be lifted as government will strive to keep residents' income growth abreast with economic growth. Government aims to bring incomes of rural and urban residents up to a new level. Effort will also be given to social care, job creation, cultural establishment and other social undertakings.

Fellow deputies, the year 2011 is the first year of our 12th Five Year Plan. Our goals are GDP growth rate 11%, general budget revenue 15%, fixed asset investment 15%, foreign direct investment 15%, export 15%, personal income (urban residents) 11%, personal income (rural residents)10%, and unemployment 4%.

We should not be satisfied merely by "accomplishing" those goals but "exceeding" them. We must realize those goals in the year 2011!

(I) Continued Practice of Three Region Strategy

There are certain targets in connection with coastal area, including:

- Dalian Northeast Asia International Shipping Center shall be well constructed to possess handling capability exceeding 10 million twenty-feet equivalent units (TEU);
- Changxing Island applies for Free trade zone approval;
- Ports with billions of tons capability, including Shihe, Rongxing, Longxiwan and Haiyanghong, shall be well constructed;
- Foreign direct investment is still the focus. FDI volume is expected to hit 15billion U.S. dollars.
- Domestic investment shall be increased by 40%.
- There will be breakthrough related to infrastructures and investment in 42 coastal industrial parks.

For Shenyang Economic Zone, "integration" is the keynote realized through a seamless network of railways, roads and highways extending to 38 cities and towns. The move aims to effectively plan industry layout and demographic distribution, and to promote new-style industrialization and urbanization. Additionally, national high-tech corporations like Benxi Biological Medicine, Fushun Advanced Energy & Equipment, and Liaoyang Aromatic Hydrocarbon Refinery will be given support for growth. And within 2011, three cities of Shenyang, Fushun and Tieling will share the same dialing code, 024.

Northwestern Liaoning shall obtain accomplishment during the period. Particularly, main work in Liaoyang City is related to agriculture, environment, resources and infrastructures. For Fuxin City, gas project is the emphasis along with constructing industrial clusters on hydraulic pressure, leather and peanuts. For Tieling City, industrial clusters of tuned cars, hoisting machine and heat exchanger are top priority along with logistic and financial services.

(II) Township Economy

Our target is to triple towns' GDP within three years and thus qualify another two towns as Top 100 Chinese Towns.

To realize the goal, the concrete plan is listed as:

- In agriculture sector, seed R&D will be speeded up for a greater yield in 10million Mu paddy rice, 10million Mu peanuts and oil-generated crops separately.
- Agricultural infrastructures will be equipped to 10million field land, and 10million field will be experimented for cultivating highly- priced fruit.
- Livestock and birds production will be further regulated against any significant epidemic disease.
- Marine tourism and ranch are the focus for exploring marine resources.
- Governments at provincial level or below will invest six billion rmb to attract 60billion or beyond from private sectors, in order to fund the agriculture-processing projects of investment size above one billion.
- One town shall have one advantaged industry.
- Industrial clusters shall be clearly defined, constructed, and formed to a certain scale.
- Middle-sized cities and 100 towns are expected to rise up, guiding rural residents to reset homes in urban areas.

(III) Five Programs

These five industry-promoting programs are the main form to support Liaoning's development, specifically:

- Self-lifted Program. Enterprises are required to remodel and build its brand to reinforce its core competiveness. We expect eight companies to create over 10 billion revenues, 100 over one billion and at least one company over 100 billion.
- Cluster Program. There will be 34 key-supported clusters and industrial base under construction. We expect 45 clusters to generate over 10 billion sale revenues and five to generate 100 billion.
- Industrial Projects. We will take care of 100 new projects of total investment 190 billion, among which there will be 350 projects valued one billion. Fixed asset investment will surpass 850 billion (note: investment to power industry will represent 2%, or 20 billion rmb, or about three billion U.S. dollars).
- Merger and Acquisition. M & A activities will be carried out primarily in equipment manufacturing, IT and other industries. 80 M&A projects will be accomplished.
- Energy saving and cutting off obsolete energy projects. We will fulfill the goal required by central government.
- Our government will provide support to research on 80 key technologies. Added value of high-tech products are expected to rise 20% or beyond.

(IV) Urban Economy and Service Sector

- Power decentralization and GDP tripling plan will be executed in urban areas.
- General budget revenue in each urban region shall reach at least 300 million rmb.
- 100 service-related projects are underway, expected to form 20 modern centers with sales over five billion.
- Fund companies are welcomed to invest in Liaoning. We will give support to 30 companies to go public on exchanges.
- Shenyang Agriculture and Merchandize Bank and Dalian Agriculture and Merchandize Bank will be finally established.
- Loans from financial institutions are expected beyond 300 billion rmb.
- We will stabilize growth of real estate industry, with expected investment and sales growth rate 15% respectively.
- Water SPA-themed tourism is our focus that will benefit seven tourist-attracted resorts, including Benxi, Yingkou and Liaoyang. Certain featured towns and recreational resorts will be supplemented to provide a better tourism package. Sale of tourism industry is expected to grow 18% at least.
- Market demand will be further stimulated and logistic system will be built up. Total retail size is expected to increase 16%.
- We will further supervise market price of staples and manage to control CPI below national level.

(V) Open and Reform Policy

- Key companies are encouraged to reorganize and become competitive in the international arena;
- We will actively respond to the problem of difficult access to capitals that confronts most small and middle-sized companies;
- Added value of private sector is expected to rise 23%;
- Government will also carry out reforms in aspects of income distribution, labor union negotiation, administration, forest entitlement, hydraulic projects, among other things.
- Foreign investment is continuingly welcomed in Liaoning. FDI shall be increased 15% and domestic investment shall exceed 500billion.
- Export volume shall surpass 50 billion U.S. dollars.
- We will support our companies to invest in other provinces or countries.

(VI) Construction of Infrastructure

Train line from Harbin to Dalian will be completed and open to the public;

- Passenger exclusive railways of Jing Shen, Shen Dan, Pan Ying and Dan Da , and subway projects in Shenyang and Dalian, will be under construction;
- Government will also commence to reform section of Beijing – Harbin highway located in Liaoning province.
- Airport construction and renovation will be carried out in Shenyang, Dalian, Dandong, Jinzhou, Yingkou and Fuxin as soon as possible.
- Government will also commence construction of Hongyanhe Nuclear Power Plant

(Phase II), Xudabao Nuclear Power Plant (Phase I), and Huaren Reservoir.

- Great effort will be given to power transmission in Bohai area and power grid upgrading in rural regions.
- Clean energies like wind and solar power will be encouraged.
- Reservoirs of Dahuofang, Sanwan Pivotal, Jinling, Qingshan, Changhai Island and Houshan will either continue or commence relevant constructions.

(VII) Environmental Restoration

- Forest shelters along northwestern Liaoning and costal lines will be reinforced;
- Other greening activities include planting along sidewalks, rural and urban regions, rivers and marsh;
- Four million Mu irrigated land with 25° slope shall be reforestation.
- Capital input in forestation will hit 30billion RMB. And we intend to reforest land of at least five million Mu.
- Environmental systems of Liaohe River and Linghe River will be restored. Special care will also be given to Dahuofang and Guanyinge reservoirs, Liaohe triangle swamp and ocean population.
- Cogeneration system will be promoted in both rural and urban regions. And we'll also commence the construction of sewage treatment plant in rural areas, while similar work has been progressed in urban cities.
- Publicity in this regard will be wielded.

(VIII) Public Wellbeing

This year's work regarding public well-being is to enhance mass' sense of happiness. Concrete target include:

- Volume of employed people in record will hit one million;
- Paying threshold of pension, minimum allowance and relief will be lifted to a higher level.
- Social care will be extended to cover rural regions;
- Spring Bud non-profit project will kick off;
- To share cultural information and resources, we will provide more opportunities for rural residents to watch movies and read books;
- Government will provide facilities to boarding schools in rural regions;
- Free stationeries will be provided to poor kids that are receiving free education;
- Safe drinking water will be pumped to houses of 1.5 million rural residents;
- Government will renovate shanty areas and respond to subsidence problems arising from state-owned mining companies in Fushun, Benxi and Fuxin cities.
- We will finish construction of 340,000 economically affordable apartments;
- We will pin down a reasonable pre-school education plan to provide kids an easy and cheap access to kindergarten
- Poverty-lifting work will cover 857 villages, thus resulting in raising incomes of 1.05 million impoverished populations from at most 1500 to at least 1800 annually.
- 5000 kilometer roads in rural areas will be reformed and maintained;
- We will develop a "Greening Village" activity. Every village is required to plant 1000 trees, cost of which will be subsidized by governments at provincial and municipal levels.

- Twenty nine patient care centers will be constructed and expected to admit over 2000 patients.
- 310,000 women of certain age will receive free physical examination and health care lectures.
- 1000 apartments will be constructed for poor single mother living in rural areas.
- Government will practice children's material disease insurance system in rural areas.
- Campaign about how to scientifically use salt will be carried out;
- Systematic reform in hospitals will have trial start in An'shan Public Hospital.
- Orphanage homes, vocational schools for disabled, and rehabilitation centers for disabled will be finally constructed within 2011.
- Old-age care is given great attention as we intend to increase 20,000 slots in nursing houses.
- Government will sponsor poor kids all the way through pre-school education to higher education institutions. No one will drop out thanks to money problem.

Our deepest thought is to provide more benefits to the public and make them live a better life.

(IX) Social Undertakings

- We will continue reform and investment in educational system in aspects of teaching quality, resource allocation, faculty reinforcement, principal liability, undergrads' startup and talent retaining. We aim to introduce 100 foreign R&D teams and 28,000 specialists.
- Exhibition, documentary halls, science center, library, and broadcast/tv centers are all under construction. At least one cinema and other facilities will be built in each rural town.
- Basic social care system will benefit all the residents living in Liaoning province. Hospitals are required to comply with national basic pharmaceutical system.
- We will brace up for the 12th National Games, and finish 80% of work related to stadium construction.

(X) Legal and Democratic Systems

- Government will continue to accept Provincial CPC and standing committee's supervision on its work and fully executes the resolutions and decisions thereof. On a regular basis, it presents its work to CPC standing committee and to Liaoning CPCC for its review.
- Government will responsibly settle proposals filed by state/province CPC deputies and CPCC standing committees.
- Government extends its effort to build a legal system reinforcing government's regulatory functions.
- More measures will be wielded to regulate social orders and agent entities, thus promoting an honest and faithful business environment.
- We will increase investment in community-related affairs.
- Religion and ethnic work will be given support.
- Social stabilization, safety production and safety on food and drugs are also the focus of government. It strives to establish responding procedures and a sophisticated security control system.

- We will continue to support national defense-related work.
- There are focuses in work related to, among other things, national security, statistics, quality supervision, religion, foreign affairs, Chinese foreigners affairs, international trades, exchange with Taiwan, meteorological work, mapping, intellectual property, agricultures, old people, disabled people, women and kids, documentaries, chorography, literatures and histories, and others.

Fellow deputies, you shoulder heavy responsibilities to fulfill tasks outlined in the 12th Five Year Plan. We aspire to work and build a clean, open government that satisfies its people. We will make Liaoning a better place!

Eight Ministries' Suggestions on Generation III Mobile Communication Network

On March 17th 2010, eight ministries of industry and information, state development and reform, science and technology, finance, land and resources, environment, and house and construction unanimously issued Suggestions on *Promoting Generation III Mobile Communication Network*. Full text is presented as follow:

Ministry of Industry and Information [2010] No.106

To Departments of Industry and Information, Communication, Development and Reform, Science and Technology, Finance, Land and Resources, Environment, House and Construction, State Taxation and Local Taxation at provincial, municipal and autonomous levels and of Xinjiang Production and Construction Corps, China Telecom, China Mobile and China Unicom:

Against the backdrop of our intention to execute Plan on Telecommunication, upgrade G3 network and develop the industry from social-economic aspect, *the Suggestions on Generation III Mobile Communication Network* (as "Suggestions") are issued as follow:

I. Importance of Building a G3 Network

G3 network is instrumental to (1) enhancing our indigenous creativity and competitive strength, and (2) stimulating market demand, job creation, and economic growth. TD-SCDMA standard (as "TD"), as the first G3 international standard patented by China telecommunication industry, is significant to secure information and upgrade industrial structure. Therefore, it's key to construct a good G3 network for a better industrial growth.

Since the beginning of 2009 when G3 licenses started to issue, telecommunication companies have been progressing with their G3 business plan. And 160 billion capital input offers a good start. However, they are currently confronted with problems that will hamper industrial sustainment, e.g. difficult selection of base station and inadequate user volume.

Relevant authorities shall fully understand the importance of establishing G3 network, thus responding to problems for mutually satisfied results.

II. G3 Business Plan

Telecommunication companies are required to

- extend their G3 network coverage, improve network performance and secure information safety;
- balance G3 and G2 network to utilize current resources and introduce sophisticated technologies for future upgrading; and
- share infrastructures to cut off cost.

Up to date, G3 network has covered all the major cities and most of towns, townships, highways and tourist resorts. The industry attracts 400billion investment to build over 400,000 base stations and provide services to 150,000,000 users.

III. Supportive Policies

All competent telecommunication authorities shall make progress with special reports on, among other things, locations of base stations, pipelines and pole lines, along with telecommunication companies and departments of urban-rural planning, land and resources and municipal affairs. These special reports shall be subject to general urban-rural planning.

Competent authorities of urban-rural planning, land and resources and investment shall unequivocally reserve locations for base stations before approving any constructions of residential apartment, commercial/residential buildings and business offices. Telecommunication companies are also given an equal access to bid for locations for base stations in public facilities like subway, airport, bus stations, railways and roads.

Holding public health in the highest regard, departments of environment at all levels shall facilitate all the administrative procedures. All the entities are encouraged to provide real estate resources to build G3 network.

IV. Innovation and Development

Telecommunication companies shall develop more G3 services, ally with partners and create different business models, in order to sustain a benign development. Any companies engaged in G3 R&D, technical shift and value-added services may enjoy favorable taxation subject to relevant laws and regulations. TD-related network construction, application and R&D activities are incorporated into *Guidance on Industrial Structure Adjustment*. Government and e-businesses are encouraged to employ G3 technologies like TD.

V. Other Supportive Policies

Central government rolls out concrete policies to provide financial support to G3 network, e.g. funds of National Science Significance, High-tech Industrialization, Science Support, Telecommunication Development, Key Supported Industry and Technical Shift, and Indigenous Innovation.

Government also develops work on standardization, industrialization and application of G3 intensive technologies and long term evolution (LTE) technologies. To meet developmental demand, frequency resources will also be supplied. Government will reinforce regulations over the industry and create an orderly and healthy market environment.

VI. Guidance

All the departments shall be under organized guidance and subject to clear responsibilities. Government offices shall also study the problems and contradictions arising, thus modifying relevant policies. Competent government shall also oversee the execution of the Suggestions.

Source: http://finance.eastmoney.com/news/1355,2010040871492138.html

Four Trillion Stimulus Package: To Spend It and Spend Fast

http://www.sina.com.cn Nov. 20th 2008 10:12 source: www.southcn.com

By Chen Tao, South Weekend

On November 5th, the State Council Standing Committee came to a resolution that China will employ ten measures and spend four trillion yuan in the next two years to spur its economy. For the first time, the Committee used the term "positive fiscal policy and moderately easing monetary policy" to describe China's tools to its macro economy. It also requires "to spend it fast" in real-life practice, which is rarely seen before.

The announcement is ensued by a bull A-stock market for consecutive seven days. The news also helped foreign stock markets higher.

This is by far the largest stimulus package China has ever issued since year 1998.

Comparison between 1998 and 2008 stimulus plans suggests a same "positive" (or "aggressive") fiscal policy, but different monetary policies – "stable" of 1998 versus "moderately easing" of this year. Such change may imply that government is investing more effort in attempt to boost the market, and is learning its lesson. In year 1998, the combination of stable monetary policy and aggressive fiscal policy caused an unsatisfied situation of crushing private investors' desire by infusing too much government funds. Wax and wane, total size was unchanged but investment structure wasn't. For example, in 2008 China's fixed assets investment was increased 14.1% up to 2.85 trillion yuan as opposed to 1.57 trillion government funds by 19.6% growth rate. In a nut shell, in light of prospering economy, aggressive fiscal policy may be better off with moderately easing monetary policy.

China has remarkable economic growth for the last ten years. Figures of 1998 reveal that China's GDP is 7.955 trillion, fiscal revenue 0.99 trillion, and deficit 92.2 billion accounting for 10% of fiscal revenues. This year, GDP is expected to hit 27 trillion or so, increased by 340%, and fiscal revenue will exceed six trillion, grew by 600%. If deficit is kept the same level as in 1998, it will save 600billion yuan for government's disposal. Therefore, a rich government will have more measures to wield than one with tight pocket.

Ten years ago, government rolled out a series of reforms on state-run companies, real estate market, medicine and food, which were ensued by mass lay-offs and enormous spending (an notable event is that government issued 270 billion special treasury bonds to help state-owned banks reform). So the prescription of 1998 positive fiscal policy aims, in one hand, to cure pains arising from Asian Crisis, and in other hand, to pay bills of rounds of reforms.

However, signed by the status quo, the policy this year has a simpler meaning – stimulating. But it also has to pay price for China's unreasonable economic growth for past years. China's economy significantly depends on industrial sector. In the sector, a glutted supply makes it hard for domestic market to consume and finally finds its way in external market, thus generating a sizable foreign exchange reserve. Nevertheless, any turbulence in external market will significantly hamper China's economic growth.

If external market experiences ups and downs, investing domestic market seems to be practical. Especially when enterprises are still hesitating about whimsical environment, it's reasonable to put fiscal funds to power the economy.

Railways, highways and other municipal infrastructures are must-have for a country in long term. If there lacks any opportunities to channel the money, these construction projects may seem a better choice for boosting the economy. However, such solution is only temporary, not once-for-all.

In the long run, the tertiary sector shall top China's to-do list, as the industry may create huge jobs as well as demand.

Speaking of tax deduction, it may seem not so "positive", but will cast bigger influence to economic health than government investment will do. That government collects taxes and channels the money into a verity of sectors works less effective than that government leaves money to the society and lets the mass do the calculation.

VAT is one of the ten measures Government announced. It's said companies may loose its tax burden up to 120 billion yuan. However, this tax deduction plan still seems not so "ambitious" as opposed to "Four trillion" plan.

Merely for reference, U.S. issued a 700billion dollars bail-out plan incorporating a tax deduction up to 150 billion dollars. It represents 20%.

Now it's interesting to dissect two bailing-out plans of two countries, China and U.S.

U.S. stimulus package is very "U.S." – Treasury department submitted this 700 billion stimulus plan to the Capitol Hill, but was denied in the first voting round by the Lower House; finally the plan was passed after half-a-month argumentation and amendment. It is far from "spending it fast" as mentioned above.

Nevertheless, China can spend it fast, but may or may not spend it in a good way. Writer's fret was fairly supported by the 1998 "positive fiscal policy". But obviously, Chinese decision-makers are well informed of problems and thus issued a notice of curbing repetitive constructions.

In term of number, four trillion yuan may be more eye ball-catching than 700 billion dollars. But in reality, it's not.

For U.S., the fund of 700 billion dollars appeared to be paid by Federals through ways of capital injection and tax deduction, but the real payer is companies. Government buys their shares now and may sell them for cash in the future.

For China, the four trillion yuan is definitely not all sourced from central government, but rather a

"central government + local government + private sector" equation. It's still unclear about composites of the package.

Another difference between two countries is that China may operate physical projects by itself instead of learning U.S. government's methods. I believe that if there is any innovation in utilizing the money, it will bear a better result.

Source: http://finance.sina.com.cn/review/20081120/10125530836.shtml

中国光电线缆及光器件行业“十二五”发展规划纲要介绍

COMMENT 5

CHINA CABLE AND OPTICAL INDUSTRY
SUMMARY AND 5 YEAR PLAN

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中国光电线缆及光器件行业“十二五”发展规划纲要介绍

中国光电线缆及光器件行业
“十二五”发展规划纲要
(2011-2015)

《中国光电线缆及光器件行业“十二五”发展规划纲要》主要对光电线缆及光器件行业九个重点产品的发展现状及“十二五”期间行业市场趋势进行了全面透彻的分析；科学地规划了“十二五”期间行业发展的重点方向；兼顾行业发展的共性与个性客观地推荐了8个重大科技专项；前瞻性地提出了2项重大建议，体现了行业阶段性发展规律，完全符合我国未来的发展战略。

本次《纲要》突出了加强技术改造和自主创新，提高行业发展的质量和水平，推动产业机构优化升级，加快构建资源节约型、环境友好型技术体系和生态体系，提高产业可持续发展能力的总体思路。有机地将规划的指导性和可操作性相结合，发挥对战略目标的导航功能，聚焦产业结构的调整，从完善产业链的高度，探索光电线缆和光器件行业发展新模式。引领行业准确、科学地把握产业的发展方向，为政府的产业决策提供参考依据，帮助企业更好地谋篇布局，筹划未来。

部分章节试读：

1.1 行业发展概况

光电线缆及光器件属先进的现代制造业，是国民经济的基础产业和先导产业。我国光电线缆及光器件行业在“十一五”期间随着我国经济迅速发展，已取得了引人注目的成就，业已进入世界光电线缆制造大国行列。尽管“十一五”期间末期出现国际金融危机，但党中央、国务院审时度势，提出保增长、保民生、扩内需、促稳定的应对措施，果断出台并不断丰富完善一揽子计划，较快扭转了经济增速的明显下滑，率先实现了经济的总体回升向好，在动荡与压力中，我国经济走过了新世纪以来最为困难的一年，从而促使了我国经济保持持续增长，使得我国光电线缆及光器件行业面临着新一轮的发展机遇，既为光电线缆及光器件行业发展提供了较大的市场空间，同时也为光电线缆行业在资本、技术、人才等生产要素积累创造了良好条件，从而形成了目前光电线缆及元件产品品种基本齐全的制造体系以及与之配套的材料、设备制造体系。目前我国光电线缆及光器件已形成超过1 000亿元的规模经济，加上线缆组件将达2 000亿元以上。

行业发展水平状况拟从如下重点产品发展现状来进行具体分析。

（1）光纤预制棒、光纤、光缆

纵观我国光纤光缆市场的发展历程，大致走过了三个阶段：从90年代初至1999年，主要依靠进口，国产光纤大多还得不到用户的认可；“十五”期间从供不应求，光纤市场热炒，到急剧转变为严重供过于求，光纤光缆制造业经历了从赚大钱的大喜到全行业微利、甚至亏损的大悲的转变；“十一五”期间，市场复苏，供需从基本平衡又转为2008年至2009年的严重供不应求的时期。

根据2010年CRU最新的数据，2009年全球光纤用量达到了1.806 亿芯公里，比2008年增长了24%，其中，中国光纤需求增长了89%，与之相比，全球其他地区的光纤需求下降了4%。中国2009年光纤需求达到了8 670万芯公里，占全球总需求的48%，并连续三年成为全球最大的光纤光缆消费市场，经过3年持续的跨越式发展，中国已形成了世界上最大的光纤光缆产业， 2009年中国12家光纤拉丝企业生产光纤6 040万芯公里，2009年世界光缆的总产量是1.72亿芯公里，仅中国光缆的产量就达9 000万芯公里，占世界总产量的52%，并且产能仍在不断扩大中，目前我国光纤光缆行业已确立为世界需求和生产大国的地位。

规划纲要目录：

0 前言
1 行业发展现状分析
1.1 行业发展概况
1.2 行业存在主要问题分析
2 规划纲要指导思想
3 规划纲要总体思路
4 规划纲要发展目标和方向
5 “十二五”期间行业市场趋势分析
5.1 “十二五”期间我国光电线缆及光器件行业市场趋势总体看好
5.2 我国“十二五”光电线缆及光器件行业重点产品的市场预测

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中国光电线缆及光器件行业“十二五”发展规划纲要介绍 Page 2 of 2

5.3 纵观“十二五”期间我国光电线缆及光器件行业市场态势，可以认为市场趋势总体看好
6 “十二五”期间行业发展重点方向
6.1 加快行业产业结构优化调整，提升行业整体实力
6.2 发挥政府政策引导，行业协会综合协调，加快建设以企业为主体的技术创新体系
6.3 提高产品质量，加强产品自主品牌建设
6.4 打造世界级品牌企业，把行业重点产品打入国际市场
6.5 发挥行业整体优势，推动战略性新兴产业和物联网发展
7 重大科技专项
7.1 高性能、低成本光纤预制棒核心技术攻关及其产业化
7.2 特种光纤预制棒核心技术攻关与其产业化
7.3 平面集成型光分路器芯片核心技术攻关及其产业化
7.4 高性能光纤传感器——光纤陀螺、光纤电流互感器核心技术攻关及其产业化
7.5 绿色环保型FTTH光缆核心技术攻关及其产业化
7.6 海光缆核心技术攻关及其产业化
7.7 光纤复合低压电缆核心技术攻关及其产业化
7.8 极细电子线材核心技术攻关及其产业化
8 重大建议
8.1 创建“中国光电线缆及光器件行业技术创新战略联盟”
8.2 筹建ODN配线标准联盟

附录：“十二五”期间九个重点产品领域发展方向和目标
附录1 光纤预制棒、光纤、光缆
附录2 光器件
附录3 综合布线宽带接入数字通信用对称电缆（数据电缆）
附录4 射频同轴电缆
附录5 有线电视用射频同轴电缆（CATV同轴电缆）
附录6 程控交换机用对称电缆（局用对称电缆）
附录7 铁路数字信号电缆
附录8 消费类电子线缆
附录9 线缆组件

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RELEVANT EXCERPT FROM CHINA CABLE & OPTICAL INDUSTRY SUMMARY + 6 YR. PLAN

Output Volume, Output Value, Market Demand and Sales Summary of Key Products of 2009 China Cable and Optical Devices Industry

Key Products		Output Volume	Output Value (Billion Yuan)	Market Demand	Sales (Billion Yuan)
Optical Fiber & Cable	Optical Fiber Preform	720 tons	0.93	2,400 tons	3.2
	Conventional Communication Optic Fiber	71.7 million km	5.88	86.7 million km	7.1
	Communication Cable	90 million core km	17.82	83 million core km	16.43
Optical Devices	Optocoupler	5.4 million units	/	/	7.5
	Optical Connector	10 million units			
	Optical Transceiver Module	30 million units			
Digital Cable		9.6 million boxes	4	9.6 million boxes	4
RF Cable		450,000 km	6.8	400,000 km	6
CATV Coaxial Cable		8 million km	8	7.5 million km	7.5
LAN Symmetrical Cable		7.5 million pair km	0.99	7 million pair km	0.92
City Communication Cable		35 million pair km	3.5	35 million pair km	3.5
Railway Digital Communication Cable		78,000 km	1.97	70,000 km	1.77
Cable Assemblies	Communication Devices	3 billion (set)	25	4 billion (set)	36
	Computer Accessories	2 billion (set)	40	1.5 billion (set)	32
	Car Harnesses	50 million (set)	10	120 million (set)	35
	Others	4 billion (set)	35	6 billion (set)	50

COMMENT 5

Statement

This is to certify that I as the director of *Sixth China Electronic Component Industrial Council* attended the news conference of *Twelfth Five-Year Plan Guidelines on China's Optical/Electronic Cables and Electronic Components*. The Guidelines are referenced from the Council's survey-based statistical data and information which truly and honestly reflects the industrial pattern. By far, the major application of RF cables in China's market is internet construction, where there are two widely applied specifications, 7/8 inch and 1/2 inch. The former is made of copper conductor and the latter copper clad aluminum. According to my knowledge and survey to the market, the foresaid two kinds of RF cables have equal market share of 50%. In 2010, sales of RF cables increased by a small amount, but the market share of 1/2 inch RF cables jumped to 60% as opposed to 7/8 inch cables. Such data is sourced from the survey-based statistical data collected by China Electronic Component Industrial Council Optical/Electronic Cables Branch.

Liu Pijia

Chief Operating Officer of TODA International Holdings Inc.

Director of China Electronic Component Industrial Council

Member of China Electronic Applications Industrial Council Power Cables/Wires Branch

Member of Expertise Committee of Communication and Optical Cables

Date: July 15th 2011

COMMENT 5

MWS® Wire Industries

Copper Clad Steel

Back to Main
Back to Clad Metals Page

Copper Clad Steel

Copper clad steel is available with either 30% or 40% conductivity in two tempers -soft and as drawn. Copper clad steel is used where the conductivity of copper and strength of steel are desired. Copper clad steel can be produced bare or electroplated with gold, silver, tin, solder, and nickel.

Size	Diameter	Pounds per 1000 ft.	Resistance		Tensile Strength (psi)		Elongation	Tensile Strength (psi)		Elongation
	(inches)		ohms per 1000 ft @ 20°C		Soft temper		(% in 10 inch)	Hard temper		(% in 10 inch)
(AWG)	Nominal		40%	30%	40%	30%	Soft	40%	30%	Hard
18	.0403	4.507	16.28	21.71	45,000	50,000	15	110,000	127,000	1.0
19	.0359	3.575	20.53	27.37	45,000	50,000	15	110,000	127,000	1.0
20	.0320	2.835	25.89	34.52	45,000	50,000	15	110,000	127,000	1.0
21	.0285	2.248	32.65	43.52	50,000	55,000	15	110,000	127,000	1.0
22	.0253	1.783	41.17	54.88	50,000	55,000	15	110,000	127,000	1.0
23	.0226	1.414	51.92	69.21	50,000	55,000	15	110,000	127,000	1.0
24	.0201	1.121	65.46	87.27	50,000	55,000	10	110,000	127,000	1.0
25	.0179	.889	82.55	110.0	50,000	55,000	10	110,000	127,000	1.0
26	.0159	.705	104.1	138.8	50,000	55,000	10	110,000	127,000	1.0
27	.0142	.559	131.3	175.0	50,000	55,000	10	110,000	127,000	1.0
28	.0126	.443	165.5	220.6	50,000	55,000	10	110,000	127,000	1.0
29	.0113	.352	208.7	278.2	50,000	55,000	10	110,000	127,000	1.0
30	.0100	.279	263.2	350.8	50,000	55,000	10	110,000	127,000	1.0
31	.0089	.221	3.319	442.4	50,000	55,000	10	110,000	127,000	1.0
32	.0080	.175	4.185	557.8	50,000	55,000	10	110,000	127,000	1.0
33	.0071	.139	527.7	703.4	50,000	55,000	10	110,000	127,000	1.0
34	.0063	.110	665.4	887	50,000	55,000	10	110,000	127,000	1.0
35	.0056	.087	839	1119	50,000	55,000	10	110,000	127,000	1.0
36	.0050	.069	1058	1410	50,000	55,000	10	110,000	127,000	1.0
37	.0045	.055	1334	1778	50,000	55,000	10	110,000	127,000	1.0
38	.0040	.044	1682	2243	50,000	55,000	10	110,000	127,000	1.0
39	.0035	.035	2121	2828	50,000	55,000	10	110,000	127,000	1.0
40	.0031	.027	2675	3566	50,000	55,000	10	110,000	127,000	1.0

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ABOUT COPPER CLAD STEEL

(First), Copper Clad Steel (ccs wire) of the parameters and specifications that way:

Conductivity of the products can be divided into 21% IACS, 30% IACS and 40% IACS (International Standard annealing conductivity of copper) are in accordance with user requirements needed for the production of products conductivity, Steel Core using low-quality carbon steel, Users may also choose the intensity of the requirements of different intensity levels of steel wire.

For example: CCS-30H-1.02 said conductivity for 30% IACS, for the state of hardness, the diameter of 1.02 mm Copper Clad Steel (ccs wire).

(Second), Copper Clad Steel (ccs wire) Products implementation of the standards:

ASTMB452-02; ASTMB227-02; BS4087: 1989

(Third), Copper Clad Steel (ccs wire) Applications:

Copper Clad Steel (ccs wire) is the telecommunications, electricity, electronics and other industries in the ideal conduit material. Widely used:
1, CATV coaxial cable subscriber line within the conductor;
2, parallel dual-core line telephone users in the core communications;
3, a variety of electronic components connectors;
4, the military was linear core;
5, power transmission and telephone lines overhead;
6, electrified railway, electric light overhead catenary lines;
7, the braided shield power cables;
8, the power industry grounding rods.

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MWS Wire Industries

Copper Clad Aluminum

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Copper Clad Aluminum

Copper clad aluminum is a composite wire consisting of an aluminum core clad with ETP copper. Even though the material is 90% aluminum, the wire has high frequency electrical properties equal to solid copper. MWS Wire Industries produces a broad line or round, flat, square, and rectangular copper clad aluminum wire. Copper clad bare, plated, and film insulated. Copper clad aluminum is widely used in applications requiring the conductivity of copper while retaining much of the weight advantages of aluminum.

Typical Physical Properties

A.C. conductivity ≥ 5 MHz....Equal to solid copper

D.C. conductivity - 65% IACS

Density - .1199 lbs / cubic inch

% copper by volume - 10% ± 2%

% copper by weight - 26.8% ± 2%

Coefficient of thermal expansion - 22.9 ppm / °C

Tensile strength - Annealed - 16,500 psi

Tensile strength - Hard - 23,5000 psi

Yield strength - Annealed - 12,000 psi

Yield strength - Hard - 21,6000 psi

% elongation - Annealed - 15%

% elongation - Hard - 2.5%

Size	Diameter (inches)	Area (sq inches)	Feet per pound		Pounds per 1000 feet		Resistance (ohms per 1000 feet @ 20°C)	
(AWG)	Nominal	Nominal	Copper	10% Cu / Al	Copper	10% Cu / Al	Copper	10% Cu / Al
14	.0641	.00323	80.4	215	12.4	4.64	2.52	3.91
15	.0571	.00256	101	270	9.87	3.69	3.18	4.93
16	.0508	.00203	128	342	7.81	2.92	4.02	6.23
17	.0453	.00161	161	430	6.21	2.32	5.05	7.83
18	.0403	.00128	203	542	4.92	1.84	6.39	9.90
19	.0359	.00100	256	684	3.90	1.46	8.05	12.50
20	.0320	.000804	323	862	3.10	1.16	10.1	15.7
21	.0285	.000636	407	1087	2.46	.920	12.3	19.8
22	.0253	.000503	516	1378	1.94	.726	16.2	25.1
23	.0226	.000401	647	1728	1.55	.580	20.3	31.5
24	.0201	.000317	818	2184	1.22	.456	25.7	39.8
25	.0179	.000252	1030	2750	.970	.363	32.4	250.2
26	.0159	.000199	1310	3498	.765	.286	41.0	63.6
27	.0142	.000158	1640	4378	.610	.228	51.4	79.7
28	.0126	.000125	2080	5554	.481	.180	65.3	101
29	.0113	.000100	2590	6915	.387	.145	81.2	126
30	.0100	.0000785	3300	8811	.303	.113	104	161
31	.0089	.0000622	4170	11134	.240	.0896	131	203
32	.0080	.0000503	5160	13777	.194	.0726	162	251

33	.0071	.0000396	6550	17488	.153	.0572	206	319
34	.0063	.0000312	8320	22214	.120	.0449	261	405
35	.0056	.0000246	10500	28035	.0949	.0355	331	513
36	.0050	.0000196	13200	35244	.0757	.0283	415	643
37	.0045	.0000159	16300	43521	.0613	.0229	512	794
38	.0040	.0000126	20600	55002	.0484	.0181	648	1000
39	.0035	.00000962	27000	72090	.0374	.0139	847	1310
40	.0031	.00000755	34400	91848	.0291	.0109	1080	1670

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COPPER CLAD ALUMINUM INTRODUCED

First, Copper Clad Aluminum structures:

Copper clad aluminum wire shorthand for the CCA, it is aluminum core wire and close-coated aloof of a dual-layer copper wires, making a conduit to play in two of the characteristics of metal materials So that the excellent conductivity of copper and aluminum light weight combined with the characteristics, to overcome the shortcomings of the aluminum wire, forming a good electrical conductivity, density, flexibility, corrosion-resistant and easy to welding, and other characteristics of the low price of copper clad aluminum wire. Thus develop into a new metal conductive material.

Second, Copper Clad Aluminum characteristics:

1, the structural parameters
The volume of copper-lead can be divided into: 10% and 15% are copper-volume ratio to 15 per cent of the Copper Clad Aluminum mainly used for transmission of high-frequency signals in the coaxial cable conductor, a 10% Copper Clad Aluminum Mainly used for transmission of low-frequency current cable conductor. By the weight of copper, copper layer can be calculated volume ratio of 10% and 15% of the Copper Clad Aluminum, copper-weight ratio was 26.8 percent and 36.8. In addition, in accordance with its status can be divided into the use of soft-(A) and Hard (H) two.

2, physical properties
(1) density
The copper-volume ratio to 15 per cent of the Copper Clad Aluminum, its density of 3.63 g / cm ³; and copper-volume ratio to 15 per cent of the Copper Clad Aluminum, its density of 3.32 g / cm ³. Copper Clad Aluminum due to the density of small, Copper Clad Aluminum has many advantages:
① For the same weight and diameter of copper and copper-clad aluminum wire compared Copper Clad Aluminum is about the length of copper line of 1.7 to 2.5 times, and this will reduce the material cost manufacturers.
② As one tons of copper in the Copper Clad Aluminum weighs 268 ~ 368 Kg, can replace 1.7 to 2.5 tons of pure copper lines, making use of Copper Clad Aluminum can save a lot of copper resources.
(2) heat (c)
According to thermodynamic formula Q = cm (t2-t1), due to the heat copper lines c = 0.092Kcal/kg.k, Copper Clad Aluminum's heat c = 0.149Kcal/kg.k, which means that copper package The aluminum heat than pure copper lines is much greater than the heat, then in the same weight of the Copper Clad Aluminum temperature rises one degree of heat required by the more than copper lines, so that is Copper Clad Aluminum A lower temperature, which the security of electricity be of great benefit.
(3) conductivity
copper clad aluminum the resistance rate than copper lines, smaller than aluminum, 20 ℃ when the volume ratio was 10% and 15% of the Copper Clad Aluminum DC Resistance rates were ≤ 0.02743 Ω mm ² / m and ≤ 0.02676 Ω mm ² / m. Therefore, according to the International Electrotechnical provides industrial copper annealing at 20 ℃, the resistance rate is equal to 0.017241 Ω mm^2 / m as the standard conductivity to 100% IACS, then Baolv the conductivity of copper for about 65% IACS.
(4) tensile strength and elongation
Tensile strength and elongation of different diameter and is based on different, specific parameters can refer to the electronics industry standards "SJ/11223-2000 Copper Clad Aluminum."

3, Copper Clad Aluminum acceptance standards:
Copper is in accordance with the current copper clad aluminum SJ / T 11223-2000 Copper Clad Aluminum production and inspection standards, also ASTM B 566-93, such as the special requirements of customers, clients or by the requirements of the special method of production.

4, Copper Clad Aluminum areas of application:
☆ high-frequency signal transmission: Sophie-RF coaxial cable; leaky cable, conductor; cable network within the conductor; micro-coaxial cable, conductor; coaxial cable within the first conductor material; 50 Ω RF cables, coaxial cables, RF Flexible Conductor;
☆ power transmission: Braid; fuse material; power cable conductor; conductor wire cloth construction materials; bus conductor, and other materials; cars, motorcycles exclusive cable conductor materials, computer cables, control cables and other data cable, conductor; other areas: Audio , Video conductor; power line conductor; line computer peripherals, computer cable conductor material.

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Two-metal wire unique advantages

Copper Clad Aluminum wire(cca wire) and copper clad steel (ccs wire) wire, and double metal wire in the performance with unique advantages.

First, a better scalability and machinability.
Copper Clad Aluminum wire and copper-clad steel wire, as do the same copper wire drawing and the annealing can be further processed into deep packet enameled wire and silver plated copper, tin Copper Clad Steel.

The second is a unique composite properties.
Copper Clad Aluminum wire along with the conductivity of copper and aluminum density of the compound, Copper Clad Steel wire will be the conductivity of copper and steel combined with the high-intensity, tin Copper Clad Steel wire played a tin can Welding and anti-sulfide, silver plated Copper Clad Steel will increase the electrical conductivity, thermal conductivity and enhanced corrosion resistance, anti-oxidation.

The third is a clear economic benefits.
Copper Clad Aluminum wire only the density of 36.5 percent pure copper lines to 41.6 percent, its length is the same weight, same diameter copper lines 1/2.45 to 1/2.65 times the equivalent weight of the same diameter of the Copper Clad Steel wire Tensile strength than copper wires 1.6 to 2 times more. Therefore, using cable length or intensity of the production of wire and cable will greatly reduce production costs.

Fourth, it is significant social and environmental benefits.
Copper Clad Aluminum wire and Copper Clad Steel wire can save a lot of the scarcity of copper resources and reduce cable weight, makes it easy to transport and network construction workers to reduce labor intensity and coated welding production process does not pollute the environment. Therefore, Copper Clad Aluminum wire and Copper Clad Steel wire not only has broad market prospects, have also constantly expanded the scope of application.

With the continuous deepening of market development, bi-metallic line has gradually been accepted by the product's advantages are reflected in practice. Through the development of a variety of two-line composite metal wire, so as to enterprises to a new stage of development.

More wires are updating products, applications range, mainly used in electric power, electronics, telecommunications and other high-frequency signal transmission areas and aviation, space, underwater vehicle, electronic components connectors, computer, instrumentation coil cable, Motor, transformer winding, television degaussing coil and deflection coil, special high-conductivity stranding, RF Shield network, and other fields.

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RELATED INFO:

wire guage table — Copper Clad Aluminum introduced — about Copper Clad stee

RELATED PRODUCTS:

copper clad steel wire — Copper Clad Aluminum wire — Copper wire — enamell

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